Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer" or "IMC")

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 30/11/2022:

 7,569,526 Common Shares

Date: December 7, 2022

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On November 7, 2022, the Issuer announced that it is commencing the process of exiting the Canadian cannabis market to focus its resources on reinforcing and further pursuing growth opportunities in Israel, Germany and Europe. In connection with the announced restructuring, the Issuer's wholly-owned Canadian subsidiary, Trichome Financial Corp. ("Trichome Financial"), and certain of its wholly-owned subsidiaries, including Trichome JWC Acquisition Corp. ("TJAC"), MYM Nutraceuticals Inc. ("MYM"), Trichome Retail Corp., MYM International Brands Inc., and Highland Grow Inc. (collectively with Trichome Financial, "Trichome Group"), filed and obtained creditor protection under the Canadian Companies' Creditors Arrangement Act ("CCAA") pursuant to an initial order (the "Initial Order") of the Ontario Superior Court of Justice (Commercial List) (the "Court").

Pursuant to the Initial Order, KSV Restructuring Inc. was appointed as monitor (the "Monitor") and a stay of proceedings was imposed until November 17, 2022 (the "Stay"). On November 17, 2022, the Court granted an amended and restated Initial Order, as may be further amended and restated from time to time, which, among other things, extended the Stay until February 3, 2022 (the "Amended and Restated Order").

The CCAA proceedings will afford the Trichome Group the stability and flexibility required to restructure its business, including through a sale and investment solicitation process (the "SISP") to be approved by the Court. Accordingly, the Issuer's operations in Canada are expected to continue through the Trichome Group until a sale transaction or one or more other restructuring transactions is completed.

The CCAA proceedings are solely in respect of the Trichome Group. As such, the Issuer's other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA proceedings.

•
In connection with the CCAA proceedings, TJAC, as borrower ("Borrower"), and the remaining companies in the Trichome Group, as guarantors (together with the Borrower, the "Credit Parties"), and Cortland Credit Lending Corporation (the "DIP Lender") entered into a debtor-in-possession ("DIP") facility agreement on November 6, 2022 ("DIP Agreement"). Pursuant to the DIP Agreement, the DIP Lender has agreed to provide a super-priority interim revolving credit facility (subject to certain mandatory repayment provisions) to the Borrower (the "DIP Facility").

The DIP Facility will be used for working capital requirements and other general corporate purposes and capital expenditures during the CCAA proceedings. The DIP Facility is secured by a Court-ordered super-priority charge and is subordinate only to an administration charge and a directors' and officers' charge, granted under the Initial Order and the Amended and Restated Order

•	On November 14, 2022, the Issuer filed its interim financial statements and MD&A for the three and nine months ended September 30, 2022 (the "Interim Financials").

•
On November 14, 2022, the Issuer also announced that it would be consolidating all of its issued and outstanding common shares (the "Common Shares") on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares (the "Consolidation").

The Issuer's post-Consolidation Common Shares will continue to trade on the Canadian Securities Exchange (the "CSE") and Nasdaq Capital Market ("NASDAQ") under the same "IMCC" trading symbol. The Common Shares commenced trading on a post-Consolidation basis on November 17, 2022. The Consolidation has reduced the number of issued and outstanding Common Shares from 75,695,325 Common Shares to 7,569,526 Common Shares.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer ("Management") is focused on continuing the Issuer's growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize company-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH and in Israel through its subsidiaries and Focus Medical Herbs Ltd. ("Focus Medical").

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

On November 29, 2022, the Issuer's subsidiary, IMC Holdings Ltd. ("IMC Holdings") entered into a convertible loan agreement (the "Loan Agreement") with Telecana Ltd. ("Telecana") and Mr. Weld Khaskia ("Mr. Khaskia"). Mr. Khaskia  is the sole shareholder of Telecana located in the city of Kalansawa, Israel, which applied to recive a pharmacy license.  Pursuant to the Loan Agreement, IMC Holdings loaned NIS 1.5 million to Telecana (the "Loan"), to be repaid through the conversion of the outstanding of the Loan into the share capital of the Telecana, in accordance with the Loan Agreement, immediately upon Telecana receives approval from the Israeli Medical Cannabis Agency for a license to dispense medical cannabis products (the "Conversion"). Pursuant to the Loan Agreement, the Loan is convertible into 51% of the issued and outstanding share capital of Telecana. IMC Holdings has the right to claim repayment of the Loan in cash at any time. Upon Conversion, a shareholders agreement between IMC Holdings and Mr. Khaskia will enter into effect.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

The Interim Financials disclosed that certain identifiable and intangible assets and goodwill balances (together "Intangible Assets") had indicators of impairment. Accordingly, certain Intangible Assets were tested for impairment and written down by the Issuer. For more details of the impairment losses recognized, see the Interim Financials available from SEDAR at www.sedar.com.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In November 2022, the Issuer hired 15 employees and 81 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Please see CCAA proceedings of the Trichome Group in section 1 above.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

As previously disclosed, in March, 2022, the Issuer's subsidiaries TJAC and MYM expanded the limit on their revolving credit facility (the "Facility") with a private Canadian creditor (the "Creditor") from CAD$10 million to CAD$15 million. The Facility was also renewed for an additional 12-month period. TJAC first entered into the Facility in May 2021, which was subsequently amended in August of 2021 and March of 2022.

In October 2022, TJAC defaulted on the Facility and the related security agreements issued by the Creditor. A number of the Issuer's other Canadian subsidiaries are guarantors of the Facility, and each has provided security, along with TJAC, for the obligations owing thereunder. TJAC continues to work with the Creditor to resolve the matter.

As part of the CCAA proceedings TJAC ceased borrowing under the Facility and entered a new financing arrangement, the DIP Facility, with the DIP Lender. Please see Section 1 for more information about the DIP Facility.-

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
N/A	N/A	N/A	N/A

(1)          State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer's primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer's business could reasonably impact the Issuer's future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer's operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: December 7, 2022

Oren Shuster
Name of Director or Senior Officer
"Oren Shuster"
Signature
Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End November 2022	Date of Report YY/MM/D 2022/12/7
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/